UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA/A

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2017

for the fiscal year ended June 30, 2018

Business Lines Corp.

Exact name of issuer as specified in the issuer’s charter

Delware	82-2164340
Jurisdiction of incorporation/organization	I.R.S. Employer Identification Number

100 Gordon St, Elk Grove Village IL 60007

Address of principal executive offices

773-724-1313

Telephone number

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The information and financial data discussed below is derived from our unaudited financial statements, herein, for the period from January 1, 2018 to June 30, 2018. The unaudited financial statements were prepared and presented in accordance with generally accepted accounting principles in the United States. The information and financial data discussed below is only a summary and should be read in conjunction with the related notes contained elsewhere in this filing. The financial statements contained elsewhere in this filing fully represent our financial condition and operations; however, they are not indicative of our future performance.

Business Lines Corp. (the “Company” or “Business Lines”) was incorporated in the State of Delaware on July 12, 2017. Business Lines principal executive offices are located at 2195 Arthur Avenue, Elk Grove Village, IL 60007. Business Lines  will execute its business plan by starting its Chicago based trucking network to compete with major US trucking operators, and offer a product that will increase its attractiveness to shippers of every size.   This expansion will include a system of local delivery and long haul operations serving major metropolitan areas around the US utilizing an advanced trucking fleet and sort facilities along with established routes and customers acquired through consolidation, buyouts, and increased marketing campaigns.

Most current trucking operators are independent contractors who are limited in their available duty day because of DOT rest requirements. Drivers are tracked via electronic logbook and must discontinue driving if duty time is exceeded at any given time. Both regional and larger trucking operators are experiencing operating delays due to this restriction. In addition – operators tend to charge heavily for smaller loads (4 pallets or less) – due to minimum costs of delivery - making it unfeasible for smaller businesses to ship less than a predetermined amount set by the operator.  As a result – many shippers are forced to pay a premium to go with operators, such as UPS and FedEx, to provide long haul – as well as local delivery service for smaller shipments.  If a shipper does not sign a contract – major operators are charging a 4.9% rate increase (see recent FedEx and Conway increases).  With 70% of all freight shipped via trucks - LTL shipments are drastically increasing and set to rise much higher.

Business Lines will incorporate a continuous transport model of business to combat the duty time issue experienced by most operators.  For example - a truck operator will drive a load from Chicago to Atlanta with cargo heading to Dallas thereafter.  The Atlanta shipment will be unloaded at a distribution center for local delivery.  This trailer will then be filled to capacity with additional shipments heading to the Dallas metro area.  With mandatory rest required for the original driver – a fresh driver will continue the delivery to the destination without delay or effect on scheduled service.   This model can easily be adopted with the strategic locations of current and planned distribution/sort facilities – allowing for nationwide continuous operations 24/7 if desired.   Furthermore – with distribution/sort facilities located at strategic locations throughout the US – Business Lines can provide a highly cost effective solution to those shippers looking to utilize LTL services.  With local delivery, long haul, and sort operations in house – the company can accept much smaller loads from shippers – while achieving necessary load capacities for cost efficient transport.  This will open and tap into a large market potential – currently dominated by industry leaders like UPS and FedEx.

Business Lines is well positioned to capitalize on the explosive growth expected in the LTL and truckload shipping market.  The company has demonstrated its ability to meet and exceed all government standards, operate efficiently, and retain customers – while upgrading their fleet to the most technologically advanced currently on the road.    Business Lines hopes to meet this demand by continuing their overall strategy:  to provide the highest standard of transportation services through safe & timely deliveries, fair & competitive pricing, and a safe workplace for our employees, fairness & honesty with our customers & business partners - while maintaining our integrity.

Through capital infusion and investment – Business Lines hopes to build on this reputation, efficiency, and proven track record with further expansion into the following markets - with corresponding dedicated truck estimates:   1.  IL, Chicago – 50 trucks   2.  PA, Philadelphia – 30 trucks 3.  NC, Charlotte – 25 trucks  4.  TX, Dallas - 25 trucks  5.  CA, Los Angeles – 25 trucks 6.  MN, Minneapolis – 25 trucks        Whether the demand is for local or long haul service - this new network will provide cost effective logistics for customers through very efficient truckload and less than truckload (LTL) operations throughout North America.

If we are successful in raising the total proceeds from this offering, and according to the use of proceeds we will able to purchase about 77 trucks without finance, or the total of 180 trucks if financed, for an average cost of $65,000 per truck. Additionally, we will contract owner operators with their own trucks to fill our vacant routs if needed.  The company will consider financing its truck purchases from commercial financial institutions if we are not able to raise the full amount in this offering, we will rely more on finance and on independent owner operators to achieve our business plan, and we shall purchase additional trucks from our future revenue.

Operating Results

As of June 30th, 2018, we have generated $1,465,363 in revenue and incurred expenses of $1,462,908. Our operating expenses consist of cost of revenue, and general operational cost. As a result, our net profit for the period from inception through January 1st, 2018 to June 30, 2018 was $2,455

Liquidity and Capital Resources

As of June 30, 2018, the Company had $24,045 in cash and total liabilities of $0.0 As of June 30, 2018, the Company has incurred total expenses of $1,462,908 related entirely to operation expenses. In management’s opinion, the Company’s cash position is insufficient to maintain its operations at the current level for the next 12 months. We are attempting to raise funds to proceed with our plan of operation. The Company hopes to raise $15,000,000 in this Offering. If we are successful at raising the maximum amount of this offering, we believe that such funds will be sufficient to fund our expenses over the next twelve months.

We are highly dependent upon the success of this offering, as described herein. Therefore, the failure thereof would result in the need to seek capital from other resources such as taking loans, which would likely not even be possible for the Company. However, if such financing were available, because we are a development stage company with no operations to date, we would likely have to pay additional costs associated with high risk loans and be subject to an above market interest rate. At such time these funds are required, management would evaluate the terms of such debt financing. If the Company cannot raise additional proceeds via a private placement of its equity or debt securities, or secure a loan, the Company would be required to cease business operations. As a result, investors would lose all of their investment.

Off-Balance Sheet Arrangements

As of June 30th, 2018, we did not have any off-balance sheet arrangements.

Plan of Operations

Over the next twelve months, the Company intends to execute on the proposed business plan and the implementation of our own proprietary handling fully computerized algorithms. The computerized algorithm is fully developed, owned and available to the company at its commencement of its operation, which allows us to have a continuous flawless delivery methodology in place. We will incur certain risks, including the expenditure of funds on, and the devotion of management's time to, our technology has inherited risks and might not deliver the expected results.

Item 2. Other Information

Set forth below is a summary of any applicable other information related to the Company.

2.1.	Fundamental Changes.

There have been no fundamental changes to the business or operations in the period January 1, 2018 through June 30, 2018, however, as an emerging and growing company that has recently become an operating company, the Company is constantly evolving and entering into new transactions to expand its business and revenue.

2.2.	Bankruptcy or Receivership

N/A

2.3.	Material Modification to Rights of Security Holders.

There have been no material modifications to the Rights or Security Holders, however the Company continues to need to access working capital in order to execute on its business plan and grow its business, and needs to raise capital in order to facilitate same. As capital is raised, substantial dilution to existing shareholders can occur.

2.4.	Changes in Issuer’s Certifying Accountant

N/A

2.5.	Non-reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

N/A

2.6.	Changes in Control of Issuer

N/A

2.7.	Departure of Certain Officers

N/A

2.8.	Certain Unregistered Sales of Equity Securities

N/A

2.9. Other Events

N/A

BUSINESS LINES CORP.

BALANCE SHEET

As of June 30, 2018

ASSETS

Current Assets:

Cash and cash equivalents                                                                                                      $         24,045

Accounts receivables                                                                                                               $             1,044

Loan for V&B                                                                                                                             $         184,876

Total Current Assets                                                                                                                $      209,966

Non-current Assets:

Fixed Assets, net of depreciation                                                                                            $         20,841

Prepaid Intangible Assets                                                                                                         $        17,435

Total Non-current Assets                                                                                                          $          38,276

TOTAL ASSETS                                                                                                                              $         248,242

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Liabilities:

Current Liabilities:

Accounts payable                                                                                                                           $      244,639

Total Liabilities                                                                                                                  $                 0

Non-current Liabilities:                                                                                                              $                   0

Vehicle financing payable                                                                                                     $                    0

TOTAL LIABILITIES                                                                                                                        $                   0

Commitments and Contingencies

Stockholders' Equity:

Common Stock, $0.0001 par, 100,000,000 shares authorized,

15,000,000 shares issued                                                                                                  $            1,500

Additional paid-in capital                                                                                                         $              (-1,500)

Net Income                                                                                                                                 $                 1,148

Retained Earnings                                                                                                                     $                   2,455

Total Stockholders’ Equity                                                                                            $                   5,103

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY                                                                $            248,242

BUSINESS LINES CORP.

STATEMENT OF OPERATIONS

From January 01, 2018  to June 30, 2018

Revenues                                                                                                                                  $          1,465,363

Cost of revenues                                                                                                                    $              873,044

    Gross Profit (Loss)                                                                                                              $              592,319

Operating Expenses:

General and administrative                                                                                                  $                  92,569

Sales and marketing                                                                                                               $                    5,545

Truck Rent Expenses                                                                                                              $               491,750

Total Operating Expenses                                                                                                     $                589,864

Operating Income                                                                                                                  $                     2,455

Provision for Income Taxes                                                                                                 $                             0

Net Income                                                                                                                           $                       2,455

BUSINESS LINES CORP.

STATEMENT OF OPERATIONS

From January 01, 2018 to June 30, 2018

  Common Stock

                                                                                                                                         Total

                                                                 Additional                                               Stockholders’

                       Number of        Par             Paid-In            Accumulated                    Equity

                          Shares           Value          Capital                Earnings                       (Deficit)

June 30, 2018

(Inception)

Issuance of

common stock

to founder              15,000,000           $ 1,500               $ (1,400)            $ 0                      $ 100

Net Income                             0                         0                             0           $ 2,455                      0

Balance as of

June 30,

2018                       15,000,000               $1,500                    $(1,400)        $ 2,455          $ 2,555

BUSINESS LINES CORP.

STATEMENT OF OPERATIONS

From January 01, 2018 to June 30, 2018

Cash Flows From Operating Activities

  Net Income/(Loss)                                                                                                                          $      2,555

Adjustments to reconcile net loss to net cash used

  in operating activities:

    Changes in operating assets and liabilities:

        Adjustments to balance sheet accounts                                                                             $                      Net Cash Used In Operating Activities                                                                                           $

Cash Flows From Investing Activities

   Purchase of property and equipment                                                                                       $      (17,435)

       Net Cash Used In Investing Activities                                                                                    $      (17,435)

Cash Flows From Financing Activities

   Proceeds from Loans on vehicles                                                                                              $                  0

  Issuance of common stock                                                                                                          $                0

  Net Cash Provided By Financing Activities                                                                               $                  0

Net Change In Cash and Cash Equivalents                                                                                  $                 0

Cash and Cash Equivalents at Beginning of Period                                                                     $              383

Cash and Cash Equivalents at End of Period                                                                                $         24,045

Supplemental Disclosure of Cash Flow Information

  Cash paid for interest                                                                                                                    $                  0

  Cash paid for income taxes                                                                                                          $                   0

SIGNATURES

Pursuant to the requirements Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Business Lines Corp.
/s/ Vladislav Gasnikov
By:
Name:	Vladislav Gasnikov
Title:	Chief Executive Officer and Director
(Principal Executive, Financial and Accounting Officer)

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

Signature	Title	Date
/s/ Vladislav Gasnikov		August 24, 2018
Vladislav Gasnikov
Director and Chief Executive Officer (Principal Executive, Financial and Accounting Officer)